UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

OMA reports February 2009 passenger traffic

Monterrey, Mexico, March 9, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that total passenger traffic (terminal passengers) at its 13 airports decreased 17.9% in February 2009, as compared to February 2008.

For comparative purposes, it should be noted that February 2009 had one fewer day than February 2008.

Total Passengers*
(Thousand)	Feb-08	Feb-09	Change %	Jan-Feb 2008	Jan-Feb 2009	Change %
Domestic	939.6	765.5	(18.5)	1,862.5	1,553.5	(16.6)
International	238.0	201.0	(15.5)	489.7	413.3	(15.6)
OMA Total	1,177.6	966.5	(17.9)	2,352.2	1,966.8	(16.4)
* Terminal passengers: excludes transit passengers

Domestic traffic in February 2009 decreased 18.5% (-174,066 passengers), compared to the same month of 2008. All 13 airports recorded reductions in domestic traffic. The most affected airports were Monterrey, Ciudad Juárez, and Culiacán. The departure from the market of Aerocalifornia, Avolar, Aladia, and Alma in the second half of 2008 and the reduction in frequencies or cancellation of routes by Aviacsa and VivaAerobus were the common factors that affected domestic traffic. The opening of the Culiacán-Mexico City and Durango-Mexico City routes by Interjet was noteworthy.

International traffic decreased 15.5% (-36,965 passengers) in February 2009 compared to February 2008. The airports of Monterrey, Zihuatanejo, and Mazatlán were the most affected, principally because of the reduction in frequencies and cancellation of routes by. U.S. carriers.

By airport

Monterrey, OMA’s principal airport, served 401,656 passengers in February 2009, a reduction of 19.9% (-99,535 passengers) compared to the same month of the prior year. Domestic passenger traffic decreased 18.7%, and international passenger traffic decreased 27.0% as the result of the end of operations by several domestic airlines and the reduction in frequencies or cancellation of routes by U.S. carriers and Aviacsa.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: March 9, 2009